Earth science tech, inc.

8000 NW 31ST STREET, UNIT 19

DORAL, FL 33122

July 31, 2019

Jonathan Burr

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Earth Science Tech, Inc. Amendment No. 3 to
Registration Statement on Form S-1 Filed July 25, 2019
File No. 333-230543

Dear Mr. Burr:

By letter dated July 29, 2019, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Earth Science Tech, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed on July 25, 2019. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form S-1/A3 filed July 25, 2019

General

1.	We note the January 10, 2019 Nevada District Court order states that “the Court finding that Earth Science Tech Inc. recently becoming an insolvent corporation is in danger of waste….” It appears that the District Court found that you are insolvent. However, on page 2 you disclose that “the Company sought the appointment of the receiver after it found itself in an imminent danger of insolvency…” Please reconcile.

RESPONSE:

In response to the Staff’s comment, we intend to revise our disclosure on page 2, and throughout the Registration Statement, as follows (revisions are in Bold and Strikethrough):

“The Company sought the appointment of the Receiver after it found itself in an imminent danger of insolvency following the issuance by an arbitration panel of an award (the “Award”) in the sum of $3,994,522.5 million in favor of Cromogen Biotechnology Corporation (“Cromogen”) in the matter entitled Cromogen Biotechnology Corporation vs. Earth Science Tech, Inc. (the “Cromogen Litigation”). The Nevada District Court found that the Company was in fact insolvent and ordered the appointment of the Receiver.”

“The Cromogen Litigation is now on appeal and the Company is optimistic about its prospects on appeal. Nevertheless, the outcome remains speculative and so notwithstanding its prospects for success on appeal, and faced with such a large judgment and the imminent danger of insolvency, the Company determined that it was in the best interest of its shareholders and creditors to seek protection under receivership and the appointment of a receiver. As of the date of this prospectus, the Company remains ~~in imminent danger of insolvency~~ insolvent as the outcome of the Cromogen Litigation remains speculative.”

2.	We note the January 10, 2019 Nevada District Court order states that the receiver is to take charge of the estate and “to do all other acts which might be done by the corporation, if in being, that may be necessary for the final settlement of the unfinished business of the corporation.” It appears that based on the court order the receiver is winding down the corporation. We also note the statement on page 2 that “the intent of the receiver is to reorganize the company…and emerge from receivership.” Additionally, we note the statement that “Stevens and Strongbow assist companies by helping them raise the capital needed not only pay debts, but build and grow their businesses.” Please reconcile as appropriate.

RESPONSE:

In response to the Staff’s comment, we intend to revise our disclosure on page 2, and throughout the Registration Statement, as follows (revisions are in Bold and Strikethrough):

“There are a number of possible outcomes to the receivership, including settlement and payment to creditors, reorganization, or liquidation. ~~The intent of the Receiver is to reorganize the Company, pay or settle the Company’s debts and emerge from receivership.~~ The Receiver was tasked by the Court with bringing to a final settlement all of the unfinished business of the Company. Towards that end, the Receiver is allowed, under Section 3(p) of the Order, to borrow money, incur debt, and issue stock, debentures and other financial instruments. The Receiver intends to use the proceeds from our initial sale of shares to GHS to pay and settle the Company’s debts, while preserving the value of its assets for the benefit of its shareholders. The Receiver also intends to optimize the affairs of the Company by identifying business opportunities that he expects will allow the Company to utilize its portfolio of cannabidiol related assets and operations and emerge from receivership in a better position to create and maximize value for its shareholders. If the Receiver is not successful in mitigating the Company’s liabilities, or otherwise, the Company’s results could be materially adversely impacted and the Company may be forced to liquidate its business. This could result in a loss on the investment for the shareholders of the Company and the investors in this offering. See “Risk Factors” beginning on page 11 herein for a discussion of the factors you should consider before deciding to invest in shares of our common stock.”

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Nickolas Tabraue

President

Earth Science Tech, Inc.

8000 NW 31st Street, Unit 19

Doral, FL 33122